October 15, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Sean Donahue

Re:	Gastar Exploration Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 1-32714

Ladies and Gentlemen:

Set forth below are the responses of Gastar Exploration Ltd., an Alberta corporation (“Gastar,” the “Company,” “we”, “our” or “us”), to comments (the “Comments”) received from Mr. Sean Donahue of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on March 16, 2009 (File No. 1-32714).

For your convenience, each response is prefaced by the exact text of the corresponding Comment in bolded text. As noted below, the Company respectfully requests that the Commission permit the Company to incorporate additional disclosures relating to the responses to the Comments in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Markets and Customers, Page 5

1.	We note your response to our prior comment two, including the fact that you did not address the agreements with Enserco. Please file all material agreements with ETC and Enserco, pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully submits that it is not required to file its gathering, transportation and sales contract with Enserco Energy, Inc. (“Enserco Sales Contract”) as a material contract pursuant to Item 601(b)(10) of Regulation S-K. The Company believes that the Enserco Sales Contract is an ordinary course of business contract that is consistent with, and contains pricing and other terms similar to, the gathering, transportation, treatment and sales contracts that would be available with other natural gas gathering, treatment and transportation companies operating in the Powder River Basin in Wyoming. The Company believes that its business is not substantially dependent upon the Enserco Sales Contract and the termination of the Enserco Sales Contract would not have a long-term material adverse impact on the Company’s financial position or results of operations since there are numerous other purchasers operating in the Powder River Basin.

United States Securities and Exchange Commission

October 15, 2009

The Company hereby confirms that it will file its gathering, transportation and sales contract (the “ETC Sales Contract”) with ETC Texas Pipeline, Ltd. as a material contract pursuant to Item 601(b)(10) of Regulation S-K in all future periodic filings as required, including its annual and quarterly reports.

2.	With regard to the contracts with ETC, we note from the disclosure at page 26 that in 2008 ETC accounted for “substantially all of our revenues from [the Hilltop area].” At page 48, you disclose that the agreements with ETC have a term of 10 years, which suggests that they would be more significant to you than shorter term agreements might otherwise be. Although your response indicates that such terms “would be available with other natural gas gathering, treatment and transportation companies operating in the Hilltop area,” your risk factor makes clear that “There are a limited number of natural gas transporters in the Hilltop area.” Also, your response refers to a singular contract, but the disclosure at page 48 refers to “formal agreements” with ETC. Please explain the apparent inconsistency.

RESPONSE: The ETC Sales Contract is comprised of several contracts that form one agreement. While the Company believes the terms of the ETC Sales Contract are consistent with those that could be obtained from other natural gas gathering, treatment and transportation companies operating in the Hilltop area, the Company acknowledges that obtaining replacement service would likely take several months since other midstream companies operating in the Hilltop area would need to construct gathering lines connecting to the Company’s properties. As a result, the Company believes the language contained in the referenced risk factor is accurate and hereby confirms that it will file the ETC Sales Contract as a material contract pursuant to Item 601(b)(10) of Regulation S-K in all future periodic filings as required, including its annual and quarterly reports.

In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at 713-739-0455 or James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

Sincerely,

/s/ MICHAEL A. GERLICH

Michael A. Gerlich
Vice President and Chief Financial Officer